UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 6, 2006

Janet N. Gabel
Hodgson Russ LLP
One M&T Plaza
Suite 2000
Buffalo, NY 14203-2391

Re: Rent-Way, Inc.
Incoming letter dated December 1, 2005

Dear Ms. Gabel:

This is in response to your letter dated December 1, 2005 concerning the shareholder proposal submitted to Rent-Way by Woodrow W. Wood. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Woodrow W. Wood
520 Ashland Avenue
Aurora, IL 60505

Janet N. Gabel
Partner
Direct Dial: 716.848.1350
Direct Facsimile: 716.849.0349
jgabel@hodgsonruss.com

Hodgson Russ LLP
ATTORNEYS

December 1, 2005

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rent-Way, Inc.

Dear Sir or Madam:

As counsel to Rent-Way, Inc. (the "Company"), we hereby request on behalf of the Company that the Division of Corporation Finance recommend no action to the Securities and Exchange Commission (the "Commission") if the Company omits the shareholder proposal (the "Proposal") submitted by Woodrow W. Wood dated November 16, 2005, from the proxy materials for its 2006 Annual Meeting of Shareholders ("Proxy Materials") on the grounds that the Proposal was not timely. In addition, we are requesting that the requirement of Rule 14a-8(j), mandating that this letter be submitted to the Commission no later than 80 days before the Company files the Proxy Materials be waived because the Proposal was received by the Company fewer than 80 days before the date on which the Company anticipates filing the Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing six copies of the Proposal.

Rule 14a-8(e)(1) states that the deadline for submitting a proposal for a company's annual meeting is found in the previous year's proxy statement. The Company's proxy statement stated:

> "Any shareholder who intends to present a proposal intended to be considered in the 2006 Annual Meeting of Shareholders must submit such proposal prior to September 30, 2005."

Rule 14(a)(e)(2) sets forth the methodology for determining the deadline for shareholder proposals as follows: the proposal must be received at the company's principal executive offices not less than 120 calendar days before the anniversary of the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The September 30, 2005 date was 120 days prior to the anniversary of the date that the proxy statement for the 2005 Annual Meeting of Shareholders was distributed to the public, which was January 28, 2005. In order to meet the deadline the Proposal should have reached the Company before September 30, 2005. Rule 14(a)(e)(2) provides an alternative method for calculating the deadline in the event that the annual meeting is held more than 30 days after the date of the previous year's meeting. While the Company has not definitively established the date of its 2006 Annual Meeting of Shareholders, it will be held on a date that is within 30 days of the date of last year's meeting, and therefore the alternative method of calculation of the deadline is not applicable.

The Proposal was dated November 16, 2005 and was not received by the Company until November 18, 2005, 49 days after the deadline. An untimely proposal may be omitted from proxy materials. (See *Putnam Tax-Free Health Care Fund* (August 8, 2005); *The France Growth Fund, Inc. - Calapasas Investment Partnership* (April 6, 2001)).

Because Mr. Wood did not meet the timeliness requirements of Rule 14a-8(e)(1), the Company does not intend to include the Proposal in the Proxy Materials.

In addition to the foregoing, the Company is requesting that the requirement of Rule 14a-8(j), mandating that this letter be submitted to the Commission no later than 80 days before the Company files the Proxy Materials, be waived. The Company anticipates that it will file its Proxy Materials within fewer than 80 days. Because the Proposal was received more than one and one half months after the filing deadline, it was not possible for the Company to respond to the Proposal within a time frame which is certain to be at least 80 days prior to its anticipated date of filing. (See *The France Growth Fund, Inc. - Calapasas Investment Partnership* (April 6, 2001)).

Should the Commission's staff require any additional information, please contact the undersigned at the number listed above.

Very truly yours,

HODGSON RUSS LLP

By: Janet N. Gabel

JNG/dlc

cc: Woodrow W. Wood

BFLODOCS 1403459 v1

Woodrow W. Wood
Ashland Avenue
Aurora, Illinois 60505
Ph. 630-851-3964

520 Ashland Avenue

Aurora, Illinois 60505

November 16, 2005

President or Chairman of the Board

RENTWAY CORP.

ONE RENT WAY PLACE

ERIE, PA L_%)%

Dear Sir or Madam:

I am Woodrow W. Wood, holder of four hundred (400) shares of Rentway stock.

BE IT RESOLVED: Begining with the second pay day after this meeting all salaried and management employees be paid in the following manner: Eighty percent in cash and twenty percent in non interest bearing notes. Said notes not to be called, or redeamed until after the fourth consective payment of quarterl dividends on common stock of the company. (the notes to be redeamed one note succesively as issued.) If at any time dividends are suspended the foregoing proceedure will resume.

MY JUSTIFICATION OF THIS PROPOSAL IS The company has (for years) injoued the use of stockholders money without any type of remuneration. IT IS TIME WE HAD SOME OF THE BENEFITS OF OUR INVESTMENT.

I am not asking that any officer or employee take a wage cut, but I am asking that they take a portion of their wage or salary in defered payment.

I am not proposeing that they take a wage freeze, though I do think such is in order.

Cordially yours,

Woodrow W. Wood

Woodrow W. Wood

Woodrow W. Wood
520 Ashland Avenue
Aurora, Illinois 60505
Ph. 630-851-3964

Janet N. Gabel
Partner
Direct Dial: 716.848.1350
Direct Facsimile: 716.849.0349
jgabel@hodgsonruss.com

Hodgson Russ LLP
ATTORNEYS

January 5, 2006

RECEIVED
2006 JAN -6 PM 3:52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rent-Way, Inc.

Dear Sir or Madam:

As counsel to Rent-Way, Inc. (the "Company"), this letter is intended to supplement our letter dated December 1, 2005, in order to clarify the regulatory sections pursuant to which the Company is requesting that the staff not recommend an enforcement action to the Commission if the Company omits to include the shareholder proposal submitted by Woodrow W. Wood, as described in our December 1, 2005 letter. For convenience, we are amending and restating our December 1, 2005 letter in its entirety.

We hereby request on behalf of the Company that the Division of Corporation Finance recommend no action to the Securities and Exchange Commission (the "Commission") if the Company omits the shareholder proposal (the "Proposal") submitted by Woodrow W. Wood dated November 16, 2005, from the proxy materials for its 2006 Annual Meeting of Shareholders ("Proxy Materials") on the grounds that the Proposal was not timely. In addition, we are requesting that the requirement of Rule 14a-8(j)(1), mandating that this letter be submitted to the Commission no later than 80 days before the Company files the Proxy Materials be waived because the Proposal was received by the Company fewer than 80 days before the date on which the Company anticipates filing the Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing six copies of the Proposal.

Rule 14a-8(e)(1) states that the deadline for submitting a proposal for a company's annual meeting is found in the previous year's proxy statement. The Company's proxy statement stated:

> "Any shareholder who intends to present a proposal intended to be considered in the 2006 Annual Meeting of Shareholders must submit such proposal prior to September 30, 2005."

Rule 14(a)(e)(2) sets forth the methodology for determining the deadline for shareholder proposals as follows: the proposal must be received at the company's principal executive offices not less than 120 calendar days before the anniversary of the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The September 30, 2005 date was 120 days prior to the anniversary of the date that the proxy statement for the 2005 Annual Meeting of Shareholders was distributed to the public, which was January 28, 2005. In order to meet the deadline the Proposal should have reached the Company before September 30, 2005. Rule 14(a)(e)(2) provides an alternative method for calculating the deadline in the event that the annual meeting is held more than 30 days after the date of the previous year's meeting. While the Company has not definitively established the date of its 2006 Annual Meeting of Shareholders, it will be held on a date that is within 30 days of the date of last year's meeting, and therefore the alternative method of calculation of the deadline is not applicable.

The Proposal was dated November 16, 2005 and was not received by the Company until November 18, 2005, 49 days after the deadline. An untimely proposal may be omitted from proxy materials. (See *Putnam Tax-Free Health Care Fund* (August 8, 2005); *The France Growth Fund, Inc. - Calapasas Investment Partnership* (April 6, 2001)).

Based upon the foregoing, the Company requests that the staff not recommend enforcement action to the Commission if the Company omits the Proposal based upon Mr. Wood's failure to submit the proposal by the deadline, in accordance with Rule 14a-8(e)(2).

In addition to the foregoing, the Company is requesting that the requirement of Rule 14a-8(j)(1), mandating that this letter be submitted to the Commission no later than 80 days before the Company files the Proxy Materials, be waived. The Company anticipates that it will file its Proxy Materials within fewer than 80 days. Because the Proposal was received more than one and one half months after the filing deadline, it was not possible for the Company to respond to the Proposal within a time frame which is certain to be at least 80 days prior to its anticipated date of filing. (See *The France Growth Fund, Inc. - Calapasas Investment Partnership* (April 6, 2001)).

Should the Commission's staff require any additional information, please contact the undersigned at the number listed above.

Very truly yours,

HODGSON RUSS LLP

By: [signature]
Janet N. Gabel

JNG/sf

cc: Woodrow W. Wood

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 6, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rent-Way, Inc
Incoming letter dated December 1, 2005

The proposal relates to compensation.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Rent-Way may exclude the proposal under rule 14a-8(e)(2) because Rent-Way received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Rent-Way omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Rent-Way did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Rent-Way's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel